                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                                     001-14428
                                                               ---------------
                                                               SEC FILE NUMBER

                                                                     75968N101
                                                               ---------------
                                                                  CUSIP NUMBER

                                  (Check One):

     [X]  Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB
          [ ] Form N-SAR
                      For Period Ended: December 31, 2004
                                        -----------------

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:     N/A
                                                   ----------

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I-REGISTRANT INFORMATION

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         Full Name of Registrant:
                           RenaissanceRe Holdings Ltd.

         Former Name if Applicable:
                           N/A

         Address of Principal Executive Office (Street and Number):
                           Renaissance House, 8-20 East Broadway

         City, State and Zip Code
                           Pembroke, Bermuda  HM 19

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PART II-RULES 12B-25 (B) AND (C)

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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth
                  calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day
                  following the prescribed due date; and

         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

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PART III-NARRATIVE

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        State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K,
10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

        As reported in its press release dated February 22, 2005, filed with the
        Securities and Exchange Commission as an Exhibit to Form 8-K filed
        February 24, 2005, as amended by Form 8-K/A filed March 15, 2005,
        RenaissanceRe Holdings Ltd. (the "Company") has announced that it will restate its financial statements for the years ended December 31, 2001,
        2002 and 2003 to correct accounting errors associated with reinsurance ceded by the Company. The Company also announced that it will correct an error in the timing of the recognition of premium on multi-year ceded reinsurance contracts for the first three quarters of 2004. The accounting errors noted above were discovered in connection with a review initiated by the Company, which is ongoing.

        As a result of this ongoing review, the preparation of the financial statements to be included in the Company's Annual Report on Form 10-K for fiscal year 2004 and the related audit of such financial statements have not been completed. Although the Company is seeking to complete this process as quickly as possible, the preparation of the financial statements and audit cannot be completed within the prescribed time period for filing the 2004 Form 10-K without unreasonable effort or expense.

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PART IV-OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

Stephen H. Weinstein                     (441)             297-9317
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(Name)                                   (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X] Yes  [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [X] Yes  [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         An explanation of the anticipated change was previously reported on
         Current Report on Form 8-K filed February 24, 2005, as amended by Form
         8-K/A filed March 15, 2005.

                           RenaissanceRe Holdings Ltd.
                           ---------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     March 16, 2005            By: /s/  John M. Lummis
     ---------------------------        ----------------------------------------
                                    Name:  John M. Lummis
                                    Title: Executive Vice President, Chief
                                           Operating Officer and Chief Financial
                                           Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).